MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                               FAX - 212-838-9190

                                December 27, 2006

                                                                  (212) 838-8040

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington D.C. 20549

                             Re: Vaughan Foods, Inc.
                       Registration Statement on Form S-1
                              Filed October 6, 2006
                                File No.333137861

Dear Sirs and Mesdames:

         This letter responds to the Staff's comment letter dated November 3, regarding the above-referenced Registration Statement filed on Form S-1 by Vaughan Foods (the "Company"). For ease of reference, your inquiries have been incorporated in this letter in boldfaced type followed by our responses.

FORM S-1
--------

GENERAL
-------

1. MANY OF OUR COMMENTS APPLY TO DISCLOSURE THAT APPEARS IN MORE THAN ONE PLACE. TO ELIMINATE THE NEED FOR US TO ISSUE REPETITIVE COMMENTS, PLEASE MAKE CORRESPONDING CHANGES TO ALL AFFECTED DISCLOSURE THROUGHOUT YOUR DOCUMENT.

         Where your comments apply to disclosure in more than one place we have attempted to make corresponding changes to all affected disclosure.

2. PROVIDE CURRENT AND UPDATED DISCLOSURE WITH EACH AMENDMENT. FOR EXAMPLE, UPDATE THE STATUS OF YOUR INTENTION TO APPLY TO HAVE YOUR COMMON STOCK LISTED ON THE NASDAQ CAPITAL MARKET AND THE BOSTON STOCK EXCHANGE AND THE STATUS OF ANY PLANNED ACQUISITIONS.

         [a]      We have updated disclosure throughout the document and
         attempted to
        provide current information on all matters. With respect to the listing on the Nasdaq Capital Market and Boston Stock Exchange we have indicated that applications have been filed for both market places. While, in a general sense, Vaughan is considering expanding through acquisition of similar or complementary businesses in other regions, there are no current acquisitions for which disclosure is required.

         WE WILL NEED THE OPPORTUNITY TO REVIEW ALL NEW DISCLOSURE, INCLUDING ANY ADDITIONAL PROPOSED ARTWORK OR GRAPHICS. SIMILARLY, WE WILL NEED THE OPPORTUNITY TO REVIEW ALL OMITTED DISCLOSURE AND EXHIBITS, SUCH AS THE UNDERWRITING AGREEMENT. TO EXPEDITE THE REVIEW PROCESS, PLEASE PROVIDE ALL THIS INFORMATION AND ALL THESE DOCUMENTS PROMPTLY. WE MAY HAVE ADDITIONAL COMMENTS.

         [b]      There is no additional proposed artwork or graphics beyond that included in Amendment No. 1. The form of Underwriting Agreement is filed with this Amendment as an exhibit.

3. IT APPEARS THAT THE REPRESENTATIVE'S WARRANTS AND RELATED UNITS HAVE ALREADY BEEN OFFERED PRIVATELY. REVISE YOUR REGISTRATION STATEMENT, INCLUDING THE CALCULATION OF REGISTRATION FEE, TO ELIMINATE THE SUGGESTION THAT YOU ARE REGISTERING THOSE SALES WITH THIS REGISTRATION STATEMENT. IT WOULD APPEAR THAT ONLY RESALES AND THE EXERCISE OF THE WARRANTS COULD BE REGISTERED.

         We have registered the warrants to have the benefit of the procedures enumerated by the SEC in footnote No. 8 in release No. 33-6099 dated August 2, 1979 and the no action letter issued by the Staff on February 21, 1978 entitled "Communications Properties, Inc." which allows the securities issuable on the exercise of the underwriter's warrants to be resold by the underwriter in the manner contemplated by Rule 144, PROVIDED THAT THEY HAVE BEEN INCLUDED IN THE ORIGINAL REGISTRATION STATEMENT. (Emphasis added)

4. WITH A VIEW TOWARDS DISCLOSURE, ADVISE US OF ANY QUESTIONS THAT HAVE BEEN RAISED BY THE NASD REGARDING ANY UNDERWRITERS' SECURITIES.

         The NASD has made inquiries as to certain aspects of actual or potential underwriter compensation, including inquiries as to the bridge loan made by Paulson Investment Company, Inc. to the issuer. It has also reached a preliminary determination that the compensation described in the prospectus (which includes the underwriter warrants) exceeds the guidelines on acceptable compensation. The NASD has made no specific comment or inquiry as to the underwriter warrants. Paulson Investment Company has raised an issue related to the underwriter warrants resulting from the application of EITF 00-19 which the NASD is reviewing.

5. EXPAND THE FIRST RISK FACTOR AT PAGE 17 AND RELATED DISCLOSURE ELSEWHERE AS APPROPRIATE TO DESCRIBE ANY POTENTIAL ADVERSE IMPACT ON THE DUE DILIGENCE THAT THE UNDERWRITER MIGHT OTHERWISE PERFORM IN CONNECTION WITH THIS OFFERING AS A RESULT OF THESE ARRANGEMENTS.

         The risk factor (now at page 13) has been expanded to note the possible risk to the public as a result of the underwriter's possible conflict of interest. The heading has also been expanded.

         Notwithstanding the change to the risk factor, we do not believe that there is an actual risk relating to the underwriters' due diligence arising as a result of the possible conflict of interest.

6.       MONITOR YOUR NEED TO UPDATE FINANCIAL STATEMENTS.

         The financials have been updated to include information for the period ending September 30, 2006. Tables derivative of the financial such as Capitalization and Dilution have been similarly updated.

7. PLEASE FILE AN AUDITOR'S CONSENT RELATIVE TO THE AUDITOR'S REPORT FOR ALLISON'S GOURMET KITCHENS, LIMITED PARTNERSHIP'S FINANCIAL STATEMENTS. ADDITIONALLY, MONITOR YOUR NEED TO UPDATE YOUR AUDITOR'S CONSENTS.

         An auditor's consent with respect to Allison's has been included, which consent is dated within 5 days of the filing of Amendment No. 1.

PROSPECTUS SUMMARY, PAGE 4
--------------------------

8. REVISE TO PROVIDE A CONCISE AND BALANCED SUMMARY OF THE MATERIAL INFORMATION YOU DISCLOSE ELSEWHERE. THE FOLLOWING ARE EXAMPLES OF NECESSARY CHANGES TO THIS SECTION.

         o  THE DISCLOSURE UNDER "GROWTH PLAN" DUPLICATES WHAT APPEARS ON PAGE
            40. THIS SECTION SHOULD SUMMARIZE RATHER THAN REPEAT DISCLOSURE THAT APPEARS ELSEWHERE.

         o IF YOU RETAIN ANY CLAIMS OF LEADERSHIP SUCH AS YOUR BELIEF THAT YOU ARE A "LEADING REGIONAL SUPPLIER" (PAGE 4), BRIEFLY EXPLAIN IN CONTEXT HOW LEADERSHIP IS DEFINED FOR THESE PURPOSES AND PROVIDE US WITH SUPPLEMENTAL OBJECTIVE SUPPORT FOR THE CLAIMS. TO AVOID EXCESS DETAIL IN THE SUMMARY SECTION, WHERE PRACTICABLE LATER IN THE PROSPECTUS, SUPPLEMENT ALL SUCH LANGUAGE WITH QUANTIFIABLE DATA BASED ON OBJECTIVE SOURCES. UNLESS YOU CAN PROVIDE US WITH OBJECTIVE SUPPORT FOR SUCH STATEMENTS, THESE ASSERTIONS ARE NOT APPROPRIATE.

         o BALANCE THE POSITIVE ASPECTS OF YOUR BUSINESS WITH A DISCUSSION OF THE RISKS AND LIMITATIONS THAT COULD HARM YOUR BUSINESS OR INHIBIT YOUR STRATEGIC PLANS.

            The disclosure under Growth Plan has been abbreviated so that it summarizes rather than repeats the disclosure in the Business Section.

            While Vaughan continues to believe that it is a leading regional supplier of its fresh cut produce and its line of refrigerated prepared foods, we have not been able to find clear documentary evidence of that fact and therefore have eliminated the previous lead sentence to the third paragraph under Overview.

            We have supplemented the discussion in the Overview by adding a new paragraph under Growth Plan to indicate the risks and limitations that could harm Vaughan's business or inhibit achievement of its strategic plan.

SUMMARY FINANCIAL INFORMATION, PAGE 9
-------------------------------------

9. YOUR LINE ENTITLED "NET INCOME EXPENSE (LOSS)" APPEARS TO INCLUDE THE WORD "EXPENSE" IN ERROR. PLEASE CORRECT, AS APPROPRIATE.

         The word "expense" was an error and has been eliminated.

RISK FACTORS, PAGE 12
---------------------

10. ELIMINATE ANY LANGUAGE SUGGESTING THAT YOUR RISK FACTORS SECTION MIGHT NOT DISCLOSE ALL MATERIAL RISKS, SUCH AS THE THIRD AND FORTH SENTENCES IN THE FIRST FULL PARAGRAPH ON PAGE 12.

         The lead-in to the Risk Factors section has been revised to eliminate the suggestion that not all material risks have been disclosed.

11. THROUGHOUT THIS SECTION, RATHER THAN STATING THAT THERE IS OR CAN BE NO ASSURANCE OF OR NO GUARANTEE OF A PARTICULAR OUTCOME, STATE THE EXTENT OF EACH RISK PLAINLY AND DIRECTLY.

         We have eliminated no assurance type language in the risk factors entitled

                  "If our products become contaminated..."

                  "We depend upon the continued services of certain members of our senior management team..."

12. REVISE THE RISK FACTOR SUBHEADINGS TO IDENTIFY THE RISK AND POTENTIAL HARM CONCISELY. SEVERAL CAPTIONS MERELY STATE FACTS AND FAIL TO DESCRIBE THE RISK THAT

         FOLLOWS, INCLUDING WITHOUT LIMITATION, "COMPETITION IN OUR INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY," "MANAGING OUR GROWTH MAY BE DIFFICULT AND OUR GROWTH RATE MAY DECLINE," AND "WE RELY ON MAJOR CUSTOMERS."

         The heading "Managing our growth..." has been expanded to add ", which may expose us to the risk that we cannot pay obligations or service debt incurred in attempting to expand."

         The heading "We rely on major customers" has been expanded to add "which exposes us to the risk that a material decrease in sales to one or a few customers could have a material adverse impact on our operating results.

         The heading "competition in our industry..." has been expanded to state "An inability to compete successfully could lead to the failure of our business." We also have added the following additional sentence to the Competition risk factor, "If we cannot compete successfully against our competitors we will not be able to grow and expand our business and may not, if our competitive failures are severe enough, continue in operation."

         The heading "Managing our growth..." has been expanded to state "If we cannot compete successfully against our competitors we will not be able to grow and expand our business and may not, if our competitive failures are severe enough, continue in operation."

         We have also added the following sentence to this risk factor

                  "If we cannot service our debt from our then existing cash flow and if we cannot obtain additional financing to service that debt we would be forced to curtail or terminate operations."

13. IT IS INAPPROPRIATE TO INCLUDE "RISK FACTORS" THAT SERVE AS DISCLAIMERS OR WHICH APPLY TO ALL PUBLIC COMPANIES. IF APPROPRIATE, THIS INFORMATION MAY APPEAR LATER IN YOUR PROSPECTUS. AN EXAMPLE IS YOUR RISK FACTOR ADDRESSING THE COSTS OF BEING A PUBLIC COMPANY. IF THERE ARE PARTICULAR FACTS THAT MAKE THE RISK MORE RELEVANT IN YOUR CASE, EXPLAIN THIS TO US WITH A VIEW TOWARD ADDITIONAL DISCLOSURE. WE WOULD EXPECT THAT ALL NEWLY PUBLIC COMPANIES DECIDE TO PURSUE PUBLIC EQUITY WITH AN UNDERSTANDING OF THE ADDITIONAL COSTS AND RESPONSIBILITIES THAT ENTAILS.

         We have eliminated the risk factor with respect to the added costs of being a public company, but have moved the two paragraphs now constituting that release to added paragraphs at the end of Liquidity and Capital Resources in the Management Discussion and Analysis.

14. ELIMINATE LANGUAGE THAT TENDS TO MITIGATE THE RISK YOU DISCUSS, SUCH AS CLAUSES

         THAT BEGIN "ALTHOUGH" OR "WHILE." SIMILARLY, DISCLOSING THAT YOU HAVE KEY OFFICER AND LIFE INSURANCE POLICIES IN EFFECT WITH RESPECT TO CERTAIN OFFICERS MITIGATES THE RISK YOU DISCUSS. INSTEAD, FOCUS ON THE UNDERLYING RISK.

         We have eliminated language that tends to mitigate the risk, including those using clauses that begin with the words "although" or "while" in the following risk factors:

                  "Volatile agricultural commodity costs..."

                  "We rely on major customers"

                  "Seizure of our workers..."

                  "We depend upon the continued services of certain members of our senior management team..."

                  "Management has broad discretion..."

         We have also changed the word "while" to "when" in the risk factor "Our growth may depend on our ability to complete acquisitions..." since in that risk factor the word "while" did not introduce a qualification or limitation of the risk but had been used to indicate a particular time when the risk was most acute, a point better made through the use of the word "when."

         In addition we have eliminated the disclosure "we depend upon the continued services..."in the risk factors with respect to key officer life insurance policies.

15. YOU DISCUSS THE RESTRICTIVE COVENANTS IN YOUR DEBT AGREEMENTS. EXPAND YOUR DISCLOSURES TO INCLUDE AS A RISK FACTOR THE CURRENT AND FUTURE POTENTIAL CONSEQUENCES OF YOUR NOT BEING IN COMPLIANCE WITH THOSE COVENANTS.

         We have added the following additional material to "Our debt agreements..."

                  "Any inability to meet interest and principal payment obligations under our debt agreements could force us to curtail or terminate operations or, seek protection under the bankruptcy laws. In such events, the value of our equity securities could be materially and adversely affected."

GOVERNMENT REGULATION COULD INCREASE OUR COSTS....., PAGE 14
------------------------------------------------------------

16. IF MATERIAL, PLEASE PROVIDE EXPANDED DISCLOSURE ELSEWHERE TO DESCRIBE THE COSTS ASSOCIATED WITH ANY FAILURE TO COMPLY WITH ANY SUCH LAWS OR REGULATIONS. FURTHER, DISCUSS THE COSTS AND SPECIFIC EFFECTS OF THOSE REGULATIONS ON YOUR COMPANY.

         We have added the following material at the end of the existing Government Regulation risk factor.

         "Many of the fines and penalties can be assessed on the basis of the number of occurrencies of a particular violation and, therefore, are not possible to meaningfully estimate. We estimate that the annual expense of compliance with existing regulations of the U.S. Food and Drug Administration, U.S. Department of Agriculture, U.S. Environmental Protection Agency and U.S. Department of Transportation and related state and local authorities exceeds $100,000 per year."

RECENT DEVELOPMENTS, PAGE 21
----------------------------

ACQUISITION OF ALLISON'S, PAGE 21
---------------------------------

17. RECONCILE YOUR STATEMENTS THAT THE CLOSING OF THE ACQUISITION OF ALLISON'S IS A CONDITION TO THE CLOSING OF THIS OFFERING AND THAT YOU EXPECT TO USE A PORTION OF THE NET PROCEEDS FROM THIS OFFERING TO ACQUIRE ALLISON'S.

         Since the closing of Allison is a condition for closing of the offering, we have eliminated the words of "expectancy" in the description in Use of Proceeds in the Prospectus Summary with respect to the $2.5 million to be used for that purpose. The words of "expectancy" now modify only the other expected uses of the proceeds. We have also stated that the $2,500,000 purchase price will be paid from the proceeds of the offering.

ACQUISITION OF WILD ABOUT FOOD
------------------------------

18. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE THE ASSETS THAT WERE ACQUIRED AND THE LIABILITIES THAT WERE ASSUMED IN CONNECTION WITH THIS ACQUISITION.

         The following new material has been added following the present first sentence under Acquisition of Wild About Food:

                  "The acquired assets consisted primarily of food processing and packaging equipment and, to a lesser extent, accounts receivable, cash, building improvements and software. The assumed liabilities consisted of $60,000 of accounts payable (including credit card obligations incurred in the ordinary course of business), and liabilities under operating equipment leases. The real property consisted of two building lots and related improvement in Fort Worth, Texas.

                  Also the first sentence of the paragraph has been modified to indicate that Allison's acquired "substantially all" of the assets of Wild About Food."

USE OF PROCEEDS, PAGE 22
------------------------

19. REVISE TO CLARIFY THAT THE ACQUISITION OF ALLISON'S WILL TAKE PLACE PRIOR TO CLOSING AND THAT THE PROCEEDS ARE BEING PARTIALLY USED TO FUND THE REMAINING 40% INTEREST, OR EXPLAIN WHY THAT IS INACCURATE.

         The material already begins "immediately prior to the closing of this
         offering...we will...." We have clarified that the $2.5 million will be paid from the offering proceeds.

20. PLEASE EXPLAIN WHY THE WORKING CAPITAL SECTION ON PAGE 23 INDICATES THAT YOU WILL RECEIVE ADDITIONAL PROCEEDS OF $3,750,000 IF THE UNDERWRITER EXERCISES THE OVER-ALLOTMENT OPTION, WHEN DISCLOSURE ON THE PREVIOUS PAGE INDICATES THAT YOUR PROCEEDS WILL INCREASE BY $4,207,000 IF THAT OPTION IS EXERCISED (THAT IS, $25,207,000 TOTAL PROCEEDS VERSUS $21,000,000 IF THE OPTION IS NOT EXERCISED).

         The $3,750,000 number in the Working Capital subsection to Use of Proceeds is, mistakenly, a gross proceeds rather than a net proceeds number. Net proceeds should be that number less the estimated underwriting discount of 8% and estimated additional non-accountable expense allowance of $10,000 or $3,440,000. The number has accordingly been revised in the current draft based on the following calculation:

         Gross Proceeds                                            $ 25,000,000
         Less 8% Underwriting Discount and
                  2% Non-accountable expense allowance               (2,500,000)
         Less Expenses per item 13 in Part II                          (668,000)
                                                                   ------------
         Net proceeds                                              $ 21,832,000

         Overallotment Option

         $3,750,000 gross proceeds minus 8% discount
                  and $10,000 expense allowance                       3,440,000
                                                                   ------------
                                                                   $ 25,272,000

CAPITALIZATION, PAGE 24
-----------------------

21. PLEASE EXPAND THIS SECTION TO INCLUDE FOOTNOTES THAT DESCRIBE THE DIFFERENCES BETWEEN THE "ACTUAL" AND "PRO FORMA" COLUMNS, AND BETWEEN THE "PRO FORMA" AND THE "PRO FORMA ADJUSTED" COLUMNS. WE ARE UNABLE TO DISCERN WHAT ADJUSTMENTS ARE MADE AND WHY. FOR EXAMPLE, WHY IS DEBT INCREASED IN THE PRO FORMA COLUMN FROM $9,046,000 TO $9,928,000, AND WHY DOES IT REMAIN $9,928,000 IN THE PRO FORMA ADJUSTED COLUMN? WE NOTE YOUR DISCLOSURE THAT THE PRO FORMA ADJUSTED COLUMN TAKES INTO ACCOUNT YOUR USE OF APPROXIMATELY $2,650,000 OF OFFERING PROCEEDS TO PAY INDEBTEDNESS, BUT YOUR TABLE DOES NOT APPEAR TO REFLECT THIS. ALSO EXPLAIN WHY YOU ASSUME HERE THE USE OF APPROXIMATELY $2,650,000 OF THE PROCEEDS TO PAY CERTAIN OF YOUR INDEBTEDNESS, WHEN $5,000,000 IS ALLOCATED TO REPAYMENT OF DEBT ON PAGE 22.

         We have completely redone the pro forma financial statements and their presentation. The revised schedules have "Eliminations," "Acquisition and Accounting Adjustments," and a "Pro Forma IPO Adjustments" columns along with notes and tables. The issues raised above are corrected in the revised schedules.

DILUTION, PAGE
--------------

22. PLEASE EXPLAIN WHY YOU STATE HERE THAT THE ESTIMATED NET PROCEEDS FROM THIS OFFERING WILL BE $21,832,000, WHEN $21,000,000 IS INDICATED ON PAGE 22.

         As explained above the correct number was $21,832,000.

23. PLEASE EXPLAIN WHY PRO FORMA TANGIBLE BOOK VALUE OF $L,233,360 PLUS ESTIMATED PROCEEDS OF $21,832,000 RESULT IN $23,055,360 RATHER THAN $23,065,360 OF ADJUSTED BOOK VALUE.

         You are correct the number was mistaken and should have been $23,065,360. The prospectus now contains an updated number based on the September 30, 2006 balance sheet.

24. PLEASE EXPLAIN WHY YOU BASE THE CALCULATION OF DILUTION PER SHARE TO NEW INVESTORS ON THE PRO FORMA 5,400,000 SHARES THAT WERE OUTSTANDING AT JUNE 30, 2006, RATHER THAN ON THE 10,400,000 SHARES THAT WILL BE OUTSTANDING AFTER THE OFFERING.

         The post offering calculation of dilution to new investors should have been based upon the use of the post offering outstanding shares, now 5,680,556 as a result of re-pricing the units and adjustment in the shares issuable to the bridge investors. The new dilution calculation has been done consistently with this position but based on the September 30, 2006 balance sheet.

25. PLEASE EXPAND YOUR DISCLOSURES TO EXPLAIN THE DIFFERENCE BETWEEN THE $28,750,000 GROSS PROCEEDS FIGURE GIVEN AT THE BOTTOM OF PAGE 25 TO THE $25,207,000 NET PROCEEDS DESCRIBED ON PAGE 22.

         We have explained the difference between the gross proceeds number and the net proceeds number by providing the net proceeds number as a parenthetical after the use of the gross proceeds number on page 21.

SELECTED CONSOLIDATED FINANCIAL DATA, PAGE 26
---------------------------------------------

26. PLEASE INSERT IN YOUR TABLE VERTICAL LINES TO SEPARATE UNAUDITED FROM AUDITED INFORMATION. PLEASE DO THE SAME IN THE SUMMARY FINANCIAL INFORMATION PRESENTED ON PAGE 9.

         We have added the requested vertical lines in the Selected Consolidated Financial Data and also in the Summary Financial Data on pages 7 and 8.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION   PAGE 28 GENERAL
-----------------------------------------------------------   ---------------

27. PLEASE INCLUDE A TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS FOR EACH COMPANY IN THE FORMAT DESCRIBED IN REGULATION S-K, ITEM 303(A)(5).

         We have provided the required tabular disclosure of contractual obligations for both Vaughan and Allison's.

28. PLEASE EXPLAIN TO US WHY YOU HAVE NOT DISCLOSED CRITICAL ACCOUNTING ESTIMATES FOR EACH COMPANY. REFER TO FRC 501.14.

         We have provided a discussion of critical accounting estimates in the MD&A for both Vaughan and Allison's

29. PLEASE PROVIDE DISCLOSURE REGARDING QUALITATIVE AND QUANTITATIVE EXPOSURE TO MARKET RISK CONSISTENT WITH THE REQUIREMENTS OF ITEM 305 OF REGULATION S-K.

         We have provided a discussion of market risk in the MD&A for both Vaughan and Allison's

30. PLEASE NOTE THAT THE DISCLOSURE AT THE TOP OF PAGE 29 APPEARS TO START MID-SENTENCE.

         The partial sentence has been deleted.

VAUGHAN FOODS, PAGE 28
----------------------

COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND 2004, PAGE 30
-------------------------------------------------------------

NET SALES, PAGE 30
------------------

31. PLEASE EXPAND YOUR DISCLOSURES TO PROVIDE A MORE ROBUST COMPARISON OF YOUR RESULTS FOR ALL PERIODS PRESENTED AND FOR BOTH COMPANIES. YOUR DISCLOSURE SHOULD INCLUDE:

         o A DESCRIPTION OF THE ACTIVITIES YOU HAVE ENGAGED IN THAT RESULTED IN INCREASED SALES VOLUMES.

            We have provided a more robust discussion and disclosure of our results for all periods, including a discussion of the sources of our sales increases.

         o QUANTIFICATION OF THE INCREASE IN NET SALES DUE TO INCREASED VOLUME VERSUS THAT WHICH WAS DUE TO PRICING.

            We have provided a more robust discussion and disclosure of our results for all periods, including a discussion and quantification of the components of our sales increases.

         o A COMPARISON OF THE VOLUMES AND PRICES OF INDIVIDUAL PRODUCTS SOLD IN ONE PERIOD VERSUS THE OTHER. THIS DISCUSSION WOULD NORMALLY BE ACCOMPANIED BY A TABLE. IF YOU BELIEVE THAT SUCH PRESENTATION WOULD NOT BE MEANINGFUL OR WOULD BE UNDULY COMPLEX, PLEASE PROVIDE THE INFORMATION AND AN EXPLANATION TO US. IF SEVERAL PRODUCTS REPRESENT THE MAJORITY OF YOUR SALES, IT MAY BE

            APPROPRIATE TO DISCLOSE THE VOLUMES AND PRICES OF YOUR BEST SELLING PRODUCTS, AND THEN PRESENT AN "ALL OTHER" CATEGORY TO INCLUDE THE REMAINING PRODUCTS.

         We have included a table for each year comparing the volumes and sales of each of our major product lines and an "all other" category.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005, PAGE 31
--------------------------------------------------------------

32. YOU STATE THAT THE LOSS FROM OPERATIONS WAS DUE IN PART TO AN AMMONIA LEAK. PLEASE EXPAND YOUR DISCLOSURES TO CLARIFY WHETHER THIS LEAK RESULTED IN DECREASED REVENUES OR INCREASED EXPENSES, OR BOTH, AND DISCUSS THIS IN YOUR NET SALES AND/OR GROSS PROFIT SECTIONS, AS APPROPRIATE. IT MAY BE NECESSARY TO QUANTIFY THE IMPACT OF THIS LEAK AGAINST THE IMPACT OF THE OTHER FACTORS THAT YOU DISCUSS IN THESE SECTIONS.

         We have expanded our disclosure to include a discussion of the leak and its impact on sales and cost of sales. As part of our discussion, we quantified the impact.

33. FURTHER, IN THIS REGARD, PROVIDE FURTHER DETAILS OF THE AMMONIA LEAK, SUCH AS HOW THE LEAKED OCCURRED AND WHAT PRECAUTIONS, IF ANY, YOU HAVE PUT IN PLACE TO PREVENT FUTURE LEAKS.

         We have expanded our disclosure to include a discussion of the leak, how it occurred, how we dealt with it, and the subsequent precautions we have taken to prevent future leaks.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 32
----------------------------------------

34. WE NOTE THAT YOU EXPLAIN YOUR CASH FLOWS FROM OPERATIONS BY DESCRIBING THE ITEMS IDENTIFIED ON THE FACE OF YOUR STATEMENT OF CASH FLOWS. PLEASE ENHANCE YOUR DISCUSSION AND ANALYSIS TO ADDRESS THE MATERIAL CHANGES IN THE UNDERLYING DRIVERS (E.G. CASH RECEIPTS FROM THE SALE OF PRODUCTS AND CASH PAYMENTS TO ACQUIRE INGREDIENTS FOR RESALE). REFER TO FRC 501.L3.B FOR FURTHER GUIDANCE.

We provided a summary cash flow table, discussed the individual components and underlying drivers, and described the sources and uses of cash.

35. PLEASE DISCUSS THE IMPACT OF YOUR NONCOMPLIANCE WITH DEBT COVENANTS ON YOUR ABILITY TO UNDERTAKE ADDITIONAL DEBT OR EQUITY FINANCING. REFER TO FRC 501.1 3.C. FOR FURTHER GUIDANCE.

         We disclosed the impact of our noncompliance with the debt covenants of the industrial revenue bonds. There is no impact on our ability to undertake additional debt or equity financing. We have so stated in our MD&A discussion of the noncompliance.

ALLISON'S GOURMET KITCHENS, PAGE 34
-----------------------------------

OVERVIEW, PAGE 34
-----------------

36. YOU STATE THAT YOU BEGAN CONSTRUCTION ON AN ADDITION TO YOUR EXISTING BUILDING THAT WILL PROVIDE ADDITIONAL PRODUCTION CAPACITY. EXPAND YOUR DISCLOSURES TO DISCUSS WHETHER THE ADDED CAPACITY WILL BE APPROPRIATE FOR THE PRODUCTION OF PARTICULAR PRODUCTS AND, IF SO, WHICH PRODUCTS.

         The expansion of our production facility is to produce all products and not any particular products. We have so stated in our discussion of the expansion

COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND 2004. PAGE 35
-------------------------------------------------------------

37. EXPAND YOUR DISCUSSION OF INCREASED SELLING EXPENSES TO DESCRIBE WHAT PARTICULAR COSTS INCREASED AS A RESULT OF INCREASED SALES. ADD SIMILAR EXPANDED DISCLOSURE FOR THE COMPARISON OF DECEMBER 31, 2004 TO 2003.

         We expanded our discussion of selling, general and administrative expense to identify the specific cost increases.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005, PAGE 37
--------------------------------------------------------------

38. PLEASE EXPLAIN FURTHER WHAT YOU MEAN WHEN YOU SAY THAT THE DECREASE IN GROSS PROFIT MARGIN WAS "DUE TO INCREASED COSTS ASSOCIATED WITH OVER CAPACITY."

         We meant that we experienced increased costs due to the rise in oil prices and were not able to pass those costs on to our customers. That increased cost reduced our gross profit margin. We revised the discussion to better explain what happened.

MANAGEMENT, PAGE 47
-------------------

39. REVISE THE BIOGRAPHICAL SKETCHES AS NECESSARY TO ELIMINATE ANY GAPS OR AMBIGUITIES REGARDING TIME AND ALL OFFICES HELD DURING THE FIVE YEAR PERIODS. EXAMPLES INCLUDE THE SKETCHES YOU PROVIDE FOR MESSRS. GRIMES AND HAAS.

         The disclosure with respect to Mr. Grimes has been revised. Mr. Haas is no longer a nominee for director and the disclosure with respect to him has been deleted.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 52
-------------------------------------------------------------

40. DISCLOSE WHETHER THE TRANSACTIONS YOU DESCRIBE WERE ON TERMS AT LEAST AS FAVORABLE TO YOU AS COULD HAVE BEEN OBTAINED THROUGH ARM'S LENGTH NEGOTIATIONS WITH UNAFFILIATED THIRD PARTIES. ALSO, DISCUSS HOW YOU INTEND TO ADDRESS FUTURE POTENTIAL CONFLICTS OF INTEREST, AND STATE WHETHER YOU HAVE ANY POLICY REGARDING THE TERMS OF FUTURE TRANSACTIONS WITH YOUR AFFILIATES.

         We have added disclosure in this section that states that the terms for the acquisition of the limited partnership interest in Allison's were as fair to Vaughan as could have been obtained through arms length negotiation with unaffiliated third parties. We also indicate that future transactions with related parties will be reviewed by Vaughan's Audit Committee.

41. PLEASE EXPLAIN WHY YOU ARE VALUING COMMON STOCK TO BE ISSUED TO ALLISON OWNERS AT ONE-HALF OF THE UNIT PRICE IN THE OFFERING RATHER THAN AT 100% OF THE UNIT PRICE. YOU STATE THAT THE VALUATION WILL BE $1,000,000, AND YOU STATE ELSEWHERE IN YOUR FILING THAT THERE WILL BE 200,000 SHARES ISSUED AND THE ESTIMATED PRICE IS 55; THUS, IT APPEARS THAT $1,000,000 REPRESENTS 100% OF THE UNIT PRICE.

         The statement with respect to valuation of stock at one half the unit prices was in error stemming from the prior configuration of the unit as consisting of two shares of common stock plus warrants. Since the purchase price for the minority interests in Allison's is now only the $2.5 million cash the issue is now moot.

DESCRIPTION OF SECURITIES, PAGE 55
----------------------------------

42. REVISE THE INTRODUCTORY PARAGRAPH TO ELIMINATE THE SUGGESTION THAT THE READER MUST REFER TO "THE PROVISIONS OF OKLAHOMA LAW" AND OTHER SOURCES FOR A MATERIALLY COMPLETE DESCRIPTION OF THE SECURITIES, AND MAKE CLEAR THAT YOU PROVIDE A MATERIALLY COMPLETE DESCRIPTION IN THIS SECTION.

         The lead in has been revised to indicate that the description is "materially complete" and eliminates the references to other documents and Oklahoma law.

43. PLEASE EXPLAIN WHY YOU STATE HERE THAT YOU WILL HAVE 10,350,000 SHARES OF COMMON STOCK AFTER THE OFFERING AND 11,100,000 SHARES IF THE OVER-ALLOTMENT OPTION IS EXERCISED WHEN YOU STATE ON PAGE 7 THAT YOU WILL HAVE 10,400,000 SHARES AND AN ADDITIONAL 750,000 SHARES IF THE OVER-ALLOTMENT OPTION IS EXERCISED.

         The number of shares to be outstanding after the offering should have 10,425,000 and the number of shares assuming the exercise of the overallotment should have been 11,175,000. As a result of the pricing change (now $8 to $10 per unit) and the resultant change to capitalization all share numbers have been revised. Similar corrections have been made in the summary.

DESCRIPTION OF CERTAIN INDEBTEDNESS, PAGE 60
--------------------------------------------

44. YOU NOTE THAT YOUR LINE OF CREDIT IS DUE ON OCTOBER 31, 2006. PLEASE UPDATE YOUR FILING TO INDICATE WHETHER THIS INDEBTEDNESS HAS NOW BEEN SATISFIED.

         The line of credit has not been satisfied but has been informally modified and extended, subject to credit review and the preparation of a revised agreement until April 30, 2007.

UNDERWRITING, PAGE 62
---------------------

45. WITH A VIEW TOWARD DISCLOSURE, DESCRIBE ALL INTENTIONS AND AGREEMENTS OR UNDERSTANDINGS, EXPLICIT OR TACIT, RELATING TO THE EARLY RELEASE OF ANY OF THE LOCKED-UP SHARES. WE NOTE THAT THE LOCK-UP AGREEMENTS MAY BE RELEASED AT ANY TIME WITHOUT NOTICE.

         We have added the following disclosure at the end of the sub-paragraph on lock-up agreements:

                  "We have been advised by the underwriter that it has no present intention to release locked-up shares early and there are no agreements or understandings, explicit or tacit, relating to the early release of the locked-up shares."

FINANCIAL STATEMENTS OF VAUGHAN FOODS, INC., PAGE F-1
-----------------------------------------------------

GENERAL
-------

46.      PLEASE APPLY THE FOLLOWING COMMENTS TO BOTH COMPANIES WHEREVER
         APPLICABLE.

         The comments have been applied to both companies where applicable.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6
----------------------------------------------------

47. PLEASE TELL US WHETHER YOUR FUTURE OPERATIONS WILL CONSIST OF MORE THAN ONE REPORTABLE SEGMENT. IF YOU BELIEVE THAT THE COMPANY WILL CONSIST OF JUST ONE REPORTABLE SEGMENT, PLEASE PROVIDE TO US YOUR ANALYSIS SUBSTANTIATING YOUR CONCLUSION. REFER TO THE GUIDANCE IN SFAS 131. INCLUDE A SAMPLE TEMPLATE OR DETAILED DESCRIPTION OF THE FINANCIAL INFORMATION THAT WILL BE PROVIDED TO YOUR CHIEF OPERATING DECISION MAKER ("CODM") ON AN ONGOING BASIS. TELL US WHETHER DISCRETE FINANCIAL INFORMATION FOR THE OPERATIONS OF WILD ABOUT FOODS, INC., AND/OR ALLISON'S GOURMET KITCHENS, LLP, WILL BE PROVIDED TO THE CODM.

         We believe that our future operations may consist of only one reportable segment. There are many similarities between Vaughan and Allison's. For example, they use the same raw materials, share the same processing facility, and many of the same employees, especially management and administrative. They use the same transportation equipment, sell through substantially the same distribution channels to substantially the same customers. The founding and development of Allison's was essentially an expansion of Vaughan's product offerings. What is unclear at this point is how the business will be managed post acquisition. We will revisit this issue subsequent to the merger and make a determination based on the guidance in SFAS 131.

INVENTORIES, PAGE F-7
---------------------

48. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE A DESCRIPTION OF THE NATURE OF THE COST ELEMENTS INCLUDED IN INVENTORY. REFER TO REGULATION S-X, RULE 5-02(6)(H).

         We expanded our disclosure to include a discussion of the costs elements included in inventory.

REVENUE RECOGNITION, PAGE F-8
-----------------------------

49. EXPAND YOUR REVENUE RECOGNITION POLICY TO ADDRESS ALL THE CRITERIA DETAILED IN SAB TOPIC 13:1.

         We expanded our discussion of our revenue recognition policy to address the criteria in SAB Topic 13:1.

50. PLEASE EXPLAIN WHY YOU BELIEVE THAT YOUR ACCOUNTING POLICY FOR REBATES DOES NOT CONSTITUTE A SIGNIFICANT ACCOUNTING POLICY. WE NOTE THAT YOUR REVENUE RECOGNITION POLICY DESCRIBES YOUR ACCOUNTING FOR PROMOTIONAL EXPENSES BUT NOT YOUR ACCOUNTING FOR REBATES.

         WE HAVE INCLUDED A DISCUSSION OF ACCOUNTING FOR REBATES AS A SEPARATE
         ---------------------------------------------------------------------
         ITEM UNDER SIGNIFICANT ACCOUNTING POLICIES.
         -------------------------------------------

EARNINGS (LOSS) PER SHARE, PAGE F-S
-----------------------------------

51. PLEASE EXPAND YOUR DISCLOSURE TO QUANTIFY SECURITIES THAT COULD POTENTIALLY DILUTE EPS IN THE FUTURE THAT WERE NOT INCLUDED IN THE COMPUTATION OF DILUTED EPS BECAUSE TO DO SO WOULD HAVE BEEN ANTIDILUTIVE FOR THE PERIODS PRESENTED. REFER TO SFAS 128, PARAGRAPH 40.

         There are no securities that could potentially dilute EPS in the future.

NOTE 17- SUBSEQUENT EVENTS, PAGE F-19
-------------------------------------

52. YOU STATE THAT YOU ENTERED INTO 10% SECURED SUBORDINATED PROMISSORY NOTES ON JULY 17, 2007, FOR AN AGGREGATE OF 52,000,000. DID YOU MEAN JULY 17, 2006?

We meant July 17, 2006. The correction has been made.

53. WE NOTE THAT YOU WILL BE ISSUING SECURITIES IN CONNECTION WITH THE NEW PROMISSORY NOTES FOR WHICH YOU HAVE AGREED TO FILE A REGISTRATION STATEMENT. WE NOTE FURTHER THAT YOU MAYBE SUBJECT TO LATE FEES IF THIS REGISTRATION STATEMENT IS NOT DECLARED EFFECTIVE WITHIN A CERTAIN PERIOD OF TIME. WE CAUTION YOU TO BE MINDFUL OF THE CLASSIFICATION ISSUES RAISED BY EITF 00-19, EITF 05-4, THE PROPOSED FSP EITF 00-19-B AND SFAS 5 WITH REGARD TO THESE SECURITIES AND OTHER SECURITIES THAT YOU HAVE ISSUED OR WILL ISSUE. PLEASE ADVISE US OF YOUR CONCLUSIONS REGARDING THIS ISSUE AND APPLY THEM TO YOUR FINANCIAL STATEMENTS AND PRO FORMA INFORMATION, AS APPROPRIATE. IN YOUR RESPONSE YOU SHOULD SPECIFY WHETHER YOU BELIEVE THE PROVISION FOR THE REGISTRATION RIGHTS LATE FEE MEETS THE DEFINITION OF A DERIVATIVE AND WHETHER THE REGISTRATION RIGHTS AGREEMENT AND THE PROMISSORY NOTES TO WHICH IT PERTAINS ARE CONSIDERED AS A COMBINED FREESTANDING INSTRUMENT OR AS A SEPARATE FREESTANDING INSTRUMENT.

         In view of the classification issues raised by the cited EITF Bulletins, we have included the resale of the securities to be issued to the holders of the secured promissory notes in this Registration Statement for resale pursuant to a separate prospectus commencing 90 days after the completion of the underwritten offering. We have circulated to the investors in the Secured Promissory Notes a proposed amendment to the existing Registration Rights Agreement eliminates any possibility of a cash settlement in return for the inclusion of a resale of the securities in this Registration Statement. To the extent that any investors do not accept this proposal we will appropriately classify the securities issued to them under the cited EITF Bulletins.

PRO FORMA FINANCIAL STATEMENTS, PAGE F-35
-----------------------------------------

54. PLEASE REVISE YOUR PRO FORMA FINANCIAL STATEMENTS TO COMPLY WITH THE REQUIREMENTS OF REGULATION S-X, RULE 11. YOUR CURRENT DISCLOSURE FAILS TO MEET THOSE REQUIREMENTS IN A NUMBER OF WAYS. YOUR DISCLOSURE MUST INCLUDE EXPLANATORY NOTES, BE ACCOMPANIED BY AN INTRODUCTORY PARAGRAPH AS DESCRIBED IN THE RULES, AND IT SHOULD BE IN COLUMNAR FORM SHOWING HISTORICAL STATEMENTS (SEPARATE FOR EACH COMPANY), PRO FORMA ADJUSTMENTS, AND PRO FORMA RESULTS GIVING EFFECT TO THE ACQUISITION OF ALLISON. ADDITIONAL COLUMNS FOR PRO FORMA ADJUSTMENTS AND PRO FORMA RESULTS SHOULD DEMONSTRATE THE EFFECT OF THE OFFERING.

         We have revised our pro forma financial statements to comply with the requirements of Regulation S-X, Rule 11.

55. GIVEN THAT THE OFFER AND SALE OF THE WARRANTS AND THE SECURITIES UNDERLYING THE WARRANTS ARE INCLUDED IN THE "UNITS' BEING REGISTERED, THE OFFER AND SALE OF THE UNDERLYING SECURITIES ARE REGISTERED AT THE TIME OF EFFECTIVENESS. AS A RESULT, IT APPEARS YOU WILL BE REQUIRED TO FILE TIMELY UPDATES TO THIS REGISTRATION STATEMENT AND DELIVER A CURRENT PROSPECTUS AT THE TIME SUCH WARRANTS ARE EXERCISED. YOUR FILING INDICATES THAT YOU INTEND TO ACCOUNT FOR THE WARRANTS AS EQUITY RATHER THAN AS LIABILITIES. HOWEVER, IT APPEARS THAT PURSUANT TO THE GUIDANCE IN PARAGRAPHS 14-18 OF EITF 00-19, YOU MAY BE REQUIRED TO ACCOUNT FOR THE WARRANTS AS LIABILITIES MARKED TO FAIR VALUE EACH PERIOD THROUGH THE INCOME STATEMENT. PARAGRAPH 14 OF EITF 00-19 STATES THAT IF THE CONTRACT ALLOWS THE COMPANY TO NET-SHARE OR PHYSICALLY SETTLE THE CONTRACT ONLY BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THAT THE COMPANY WILL BE REQUIRED TO NET--CASH SETTLE THE CONTRACT, AND AS A RESULT LIABILITY CLASSIFICATION WILL BE REQUIRED. PARAGRAPH 17 OF EITF 00-19 STATES THAT IF THE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT IS PERMITTED OR REQUIRED, AND THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES, THEN NET CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES (BECAUSE IT IS UNLIKELY THAT NONPERFORMANEE WOULD BE AN ACCEPTABLE ALTERNATIVE). PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN YOUR PROPOSED ACCOUNTING FOR YOUR WARRANTS. IF YOU BELIEVE THAT THE WARRANTS SHOULD BE CLASSIFIED AS EQUITY UPON ISSUANCE, DISCLOSURE HERE AND ELSEWHERE IN YOUR FILING MUST SPECIFICALLY INDICATE THAT NET-CASH SETTLEMENT IS NOT PERMITTED OR REQUIRED. ADDITIONALLY, YOUR WARRANT AGREEMENT MUST ALSO INCLUDE THIS LANGUAGE. PLEASE DIRECT US TO THIS LANGUAGE IN YOUR AGREEMENT. OTHERWISE, LIABILITY CLASSIFICATION WOULD BE REQUIRED UPON ISSUANCE, AND YOUR DISCLOSURE HERE, IN YOUR CAPITALIZATION TABLE, IN YOUR DILUTION INFORMATION SHOULD BE REVISED TO PROPERLY REFLECT THIS CLASSIFICATION. ADDITIONALLY, DISCLOSURE WOULD BE REQUIRED DESCRIBING YOUR PROPOSED ACCOUNTING FOR THE WARRANTS UPON ISSUANCE, INCLUDING THE POTENTIAL IMPACT FOR VOLATILITY IN YOUR INCOME STATEMENT GIVEN THE REQUIREMENT TO MARK THE WARRANTS TO FAIR VALUE EACH PERIOD.

         The warrants included in the units require physical settlement in registered shares of common stock. There are no circumstances in which the registrant would be required to make a net cash settlement if those registered shares are not available. Although, the shares of common stock underlying the warrants are being registered as part of the initial offering even if that registration lapses and registered shares can no longer be delivered then the warrant provides that the sole remedy of the warrant holder is to have the period of time during which the warrant is exercisable extended for period until 30 days after registered shares are available for delivery. While, the warrant provides the Company with the right, in its discretion to issue cash it cannot be compelled to do so.

         EITF 00-19 states that the initial balance sheet classification of equity instruments settled in shares should be as equity instrument. If the Company has a choice of net-cash settlement or net-share settlement (as with the Class A warrants), it should be classified as equity if all of the conditions detailed in paragraphs 12-32 of EITF 00-19 are met. The Company believes that all of the specified conditions will be met. In particular:

            o The contract is to be settled in shares of common stock of the Company and is, in fact registering the shares underlying the warrants on this registration statement.

            o The company has sufficient authorized an unissued shares available to settle the contract.

            o The contract contains an explicit limit on the number of shares to be delivered.

            o There are no required cash payments or penalties to the counterparty.

            o The contacts do not include provision for the counterparty to elect a net-settlement in cash.

         The proforma financial statements and the description of the warrants now indicate that a net cash settlement cannot be required for the warrants.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2
--------------------------------------------------

56.      PROVIDE ALL THE DISCLOSURE ITEM 701 OF REGULATION S-K REQUIRES FOR EACH
         SALE.

         The first bullet point, which did provide all information required by item 701, has been deleted. The required information appears in the two remaining bullet points and the concluding paragraph.


                                               Very truly yours,

                                               /s/Stephen A. Zelnick
                                               ---------------------
                                               Stephen A. Zelnick